CASTLIGHT HEALTH, INC.
150 Spear Street, Suite 400
San Francisco, CA 94105
February 10, 2017
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Gabriel Eckstein Division of Corporation Finance
Re:	Castlight Health, Inc. Registration Statement on Form S-4 Filed February 2, 2017 File No. 333-215861
Via EDGAR – Acceleration Request
Requested Date: February 14, 2017
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
Castlight Health, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-4 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes Robert A. Freedman or Matthew S. Rossiter, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Mr. Rossiter at (415) 875-2372.

Sincerely,

CASTLIGHT HEALTH, INC.

By:	/s/ Siobhan Nolan Mangini
Siobhan Nolan Mangini
Chief Financial Officer

cc:	Robert A. Freedman, Esq.
Matthew Rossiter, Esq.
Fenwick & West LLP